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                                                                  EXHIBIT (A)(9)



FOR IMMEDIATE RELEASE:


CONTACT:
GRACE PROTOS
MACKENZIE PARTNERS
(212) 929-5500


                   NETMANAGE, INC. ANNOUNCES EXPIRATION OF
                   TENDER OFFER FOR SHARES OF SIMWARE INC.


CUPERTINO, CA -- November 1, 1999 -- NetManage Bid Co., an indirect wholly-owned subsidiary of NetManage, Inc. (Nasdaq: NETM) announced today the expiration, on October 29, 1999, of its offer to purchase all of the outstanding common shares of Simware Inc. (Nasdaq: SIMW).

Approximately 6,860,282 common shares were deposited under the offer prior to midnight on October 29, 1999, representing approximately 91.4% of the outstanding common shares of Simware Inc. Approximately 7.4% of the common shares deposited were deposited pursuant to Notice of Guaranteed Delivery.

All of the conditions of the offer have been satisfied. NetManage Bid Co. will instruct the Depositary to accept for payment, take up and pay for the shares. NetManage Bid Co. intends to exercise its right to acquire all of the remaining common shares of Simware, Inc. which were not deposited under the offer pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act.

Further information is available from the Information Agent, MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885.